SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated June 22, 2006.

DOCUMENT 1

For Immediate Release	June 22, 2006 RM: 11 – 06

Crystallex Adopts New Shareholder Rights Plan

TORONTO, ONTARIO, June 22, 2006 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) - today announced that its Board of Directors (the “Board”) has voted to adopt a new shareholder rights plan (the “Rights Plan”) replacing the original Shareholder Rights Plan of the Corporation dated March 10, 1997 (the “Original Rights Plan”), which expired on the termination of the Corporation’s 2006 annual and special meeting of shareholders. The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans which have occurred since the Original Rights Plan was developed and to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Corporation and is not intended to prevent take-over bids. Under the Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The Rights Plan is similar to other shareholder rights plans recently adopted by other Canadian corporations. Until the occurrence of certain specific events, the rights will trade with the common shares of the Corporation and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires or announces its intention to acquire 20% or more of the outstanding common shares common shares of the Corporation without complying with the “Permitted Bid” provisions of the Rights Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly or in concert with it) to purchase additional common shares of the Corporation at a 50% discount to the market price of the shares at that time.

Although the Rights Plan will take effect immediately in accordance with applicable regulatory requirements, the Corporation will submit the Rights Plan for confirmation at a special meeting of shareholders to be held within the next six months. Thereafter, the Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders thereafter until its expiry on June 22, 2016. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2008 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

INVESTOR RELATIONS CONTACT: A. RICHARD MARSHALL, VP AT (800) 738-1577

VISIT US ON THE INTERNET: HTTP://WWW.CRYSTALLEX.COM OR EMAIL US AT: INFO@CRYSTALLEX.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 22, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer